Exhibit No. 23.2

Consent of Independent Auditors
We consent to the incorporation by reference in the registration statements No. 333-230548 on Form S-8 of Hannon Armstrong Sustainable Infrastructure Capital, Inc. Equity Incentive Plan, and No. 333-198158 on Form S-3 and No. 333-230546 on Form S-3ASR of Hannon Armstrong Sustainable Infrastructure Capital, Inc., of our report dated March 29, 2021, with respect to the consolidated balance sheets of SunStrong Capital Holdings, LLC as of December 31, 2020 and 2019, the related consolidated statements of comprehensive (loss) income, changes in members’ equity, and cash flows for the years then ended and the period from November 5, 2018 (inception) to December 31, 2018, and the related notes, which report appears in this Annual Report on Form 10-K/A of Hannon Armstrong Sustainable Infrastructure Capital, Inc., for the year ended December 31, 2020.

/s/ KPMG LLP
San Francisco
March 29, 2021
Exh. 23.2-1